Exhibit 99.1

XOMA Reports 2009 and Fourth Quarter Financial Results

BERKELEY, Calif., March 11, 2010: XOMA Ltd. (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its financial results for the full year and fourth quarter of 2009 and provided a general business update.

XOMA had total revenues of $98.4 million in 2009, compared with $68.0 million in 2008. XOMA had net income of $0.6 million, or $0.00 per share, in 2009 compared with a net loss of $45.2 million, or $0.34 per share, in the year ended 2008. In the quarter ended December 31, 2009, XOMA had total revenues of $21.6 million and net income of $3.0 million, or $0.01 per share, compared with revenues of $36.9 million and net income of $10.0 million, or $0.07 per share in the fourth quarter of 2008.

At December 31, 2009, XOMA had cash, cash equivalents and short-term investments of $23.9 million, compared with $10.8 million at December 31, 2008. In January and February 2010, XOMA received approximately $21.0 million in proceeds from financing transactions, after underwriting discounts, expenses and an amendment fee to certain existing warrant holders.

“In 2009, we made significant progress in the XOMA 052 clinical development program through completion of a successful Phase 1 program in Type 2 diabetes and initiation of Phase 2 development. XOMA 052 is a novel anti-inflammatory approach to the treatment of Type 2 diabetes and cardio-metabolic diseases,” said Steven B. Engle, XOMA’s Chairman and Chief Executive Officer. “We expanded the XOMA 052 program beyond our initial focus on diabetes to cardiovascular disease. This expansion is supported by results from our Phase 1 trials demonstrating benefit in biomarkers of cardiovascular disease, in vivo studies evaluating XOMA 052 in cardio-metabolic disease models, and studies with other IL-1 targeting agents. Some of these results will be presented at the American College of Cardiology meeting this weekend.

“Also during 2009, we significantly increased revenue from antibody discovery, development and licensing collaborations, including expanded or new agreements with Takeda Pharmaceutical Company Limited, Arana Therapeutics, a subsidiary of Cephalon, Inc., and Kaketsuken, a Japanese research foundation. Our growing biodefense program was expanded to include the development of antibodies to the SARS and H1N1/H5N1 viruses.”

Priorities for 2010

•	Report interim results from an 80 patient, Phase 2a trial of XOMA 052 in Type 2 diabetes with 60 patients on active drug and 20 patients on placebo

•	Conduct a 325 patient Phase 2b dose-ranging trial of XOMA 052 in Type 2 diabetes

•	Pursue a partnership for the development and commercialization of XOMA 052

•	Publish results from completed XOMA 052 Phase 1 trials and preclinical studies and present results at medical and scientific meetings

•	Pursue new antibody discovery, development and licensing collaborations

•	Increase biodefense revenue in support of anti-botulinum toxin antibody development program

•	Advance the proprietary preclinical pipeline

2009 Accomplishments

•	Successfully completed the XOMA 052 Phase 1 development program in Type 2 diabetes

•	Initiated XOMA 052 Phase 2 development program focused on Type 2 diabetes and cardiovascular disease

•	Demonstrated statistically significant reduction in the formation of plaque in the aorta with XOMA 052 in an in vivo model of atherosclerosis

•	Presented results at an international diabetes meeting demonstrating XOMA 052’s unique regulatory mechanism of action in regulating IL-1 beta signaling

•	Received first U.S. and European patent grants covering XOMA 052

•	Advanced novel anti-botulism antibody XOMA 3AB and added new biodefense contracts for development of antibodies to H1N1/H5N1 and SARS viruses

•	Earned revenues of $43.8 million from antibody discovery, development and licensing collaborations and royalty-related revenues of $29.1 million

•

Following the market withdrawal of RAPTIVA® by Genentech, eliminated outstanding term loan with Goldman Sachs Specialty Lending Holdings, Inc., partially through sale of XOMA’s royalty interest in LUCENTIS® to Genentech for $25 million

•	Completed a restructuring of the organization in January 2009 which resulted in annualized cost savings of approximately $27 million

Additional Fourth Quarter Financial Results

XOMA’s total revenues in the fourth quarter of 2009 included $14.5 million in license and collaborative fees, $6.8 million in contract and other revenue and $0.2 million in royalty income. In the fourth quarter of 2008, revenues included $14.9 million in license and collaborative fees, $15.7 million in contract and other revenue, and $6.3 million in royalties.

XOMA’s research and development expense for the fourth quarter of 2009 was $14.7 million, compared with $20.1 million in the same period of 2008. This decrease was due to reduced personnel costs as a result of the January 2009 workforce reduction, and multiple additional cost control initiatives. Selling, general and administrative expenses in the fourth quarter of 2009 were $4.8 million compared with $5.2 million for the same period last year.

Interest expense for the fourth quarter of 2009 was $0.1 million compared with $2.0 million for the same period of 2008. This decrease is primarily due to the repayment of the Goldman Sachs loan in September 2009 and a decrease in the average outstanding principal balance of and a reduced interest rate on XOMA’s note due to Novartis AG.

Additional Fiscal Year 2009 Financial Results

XOMA’s revenues in the year ended December 31, 2009 included $43.8 million in license and collaborative fees, $25.5 million in contract and other revenue and $29.1 million in royalty income. In the year ended December 31, 2008, revenues included $16.4 million in license and collaborative fees, $30.5 million in contract and other revenue, and $21.1 million in royalties.

XOMA’s research and development expense for the year ended December 31, 2009 was $58.1million, compared with $82.6 million in the year ended December 31, 2008. This decrease was due to reduced personnel costs as a result of the January 2009 workforce reduction, and multiple additional cost control initiatives. Selling, general and administrative expenses in 2009 were $23.7 million compared with $24.1 million in 2008.

Interest expense for the year ended December 31, 2009 was $4.9 million, compared with $7.0 million in the year ended December 31, 2008. This decrease is primarily due to the repayment of the Goldman Sachs loan in September 2009 and a decrease in the average outstanding principal balance of and a reduced interest rate on the note due to Novartis.

Debt Obligations

In September 2009, XOMA fully repaid the Goldman Sachs loan, including the outstanding principal balance of $42.0 million, accrued interest of $2.4 million and a prepayment premium of $2.5 million.

With this repayment, XOMA’s sole long-term debt obligation at the end of 2009 was the $13.3 million Novartis note. This note was established to facilitate XOMA’s participation in its collaboration with Novartis including the development of HCD 122 which is being evaluated for the treatment of lymphoma in Phase 1a/2 studies. The Novartis loan is secured by XOMA’s interest in the collaboration and is due in 2015.

Liquidity and Capital Resources

Cash provided by operating activities during 2009 was $7.4 million compared with cash used in operating activities of $33.0 million during 2008. This change is primarily due to the sale of the LUCENTIS® royalty interest to Genentech and license and collaborative fees.

Guidance

The company will not be providing guidance on revenues or cash receipts for 2010 so as to best manage its ongoing negotiations for XOMA 052 and technology licensing and in light of general economic and market conditions. The company expects that cash used in operating activities may range from $45 million to cash neutral or positive.

NASDAQ Update

As previously announced, in September 2009 XOMA received notice from NASDAQ that for the 30 consecutive business days preceding September 15, 2009 the bid price for its common shares closed below the minimum $1.00 per share required by NASDAQ’s continued listing rules and that XOMA has until March 15, 2010, to regain compliance with this requirement. The company anticipates receiving a letter from NASDAQ on or shortly after March 16, 2010, indicating that it has not regained compliance with this requirement. XOMA intends to request a hearing before the NASDAQ Listing Qualifications Panel (the “Panel”), which request will stay delisting pending the Panel’s decision following the hearing. At the hearing, XOMA intends to request continued listing based on a plan for regaining compliance. Although the Panel has the authority to grant the company up to an additional 180 days from the date of the forthcoming NASDAQ notice, to implement its plan, there can be no assurance that the Panel will grant XOMA’s request for continued listing.

Investor Conference Call

XOMA will host a conference call and webcast to discuss its full-year and fourth quarter 2009 financial results today, March 11, 2009, at 4:30 pm ET. The webcast can be accessed via the Investors section of XOMA’s website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on June 11 2010. Telephone numbers for the live audiocast are 877-369-6589(U.S./Canada) and 408-337-0122(international). A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on March 18, 2010. Telephone numbers for the replay are 800-642-1687 (U.S./Canada) and 706-645-9291 (international), conference ID 61024144.

About XOMA

XOMA discovers, develops and manufactures novel antibody therapeutics for its own proprietary pipeline as well as through license and collaborative agreements with pharmaceutical and biotechnology companies, and under its contracts with the U.S. government. The company’s proprietary product pipeline includes:

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XOMA 052, an anti-IL-1 beta antibody in Phase 2 clinical development for Type 2 diabetes, Type 1 diabetes and cardiovascular disease, with potential for the treatment of a wide range of inflammatory conditions.

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XOMA 3AB, an antibody candidate in pre-IND studies to neutralize the botulinum toxin, among the most deadly potential bioterror threats, under development through funding provided by the National Institute of Allergy and Infectious Diseases of the National Institutes of Health (Contract # HHSN266200600008C).

•	A preclinical pipeline with candidates in development for several diseases.

In addition to its proprietary pipeline, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering Corporation, a subsidiary of Merck & Co., Inc. and Takeda Pharmaceutical Company Limited.

XOMA’s technologies have contributed to the success of marketed antibody products, including LUCENTIS(r) (ranibizumab injection) for wet age-related macular degeneration and CIMZIA(r) (certolizumab pegol) for rheumatoid arthritis and Crohn’s disease.

The company has a premier antibody discovery and development platform that incorporates an unmatched collection of antibody phage display libraries and proprietary Human Engineering(tm), affinity maturation, Bacterial Cell Expression (BCE) and manufacturing technologies. BCE is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses, and several licensed product candidates are in clinical development.

XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of about 200 employees at its Berkeley, California location. For more information, please visit http://www.xoma.com.

The XOMA Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5960

Safe Harbor Statement

Certain statements contained herein concerning conduct or availability of results of clinical trials, entry into a XOMA 052 development partnership or potential licensing and collaboration arrangements or other aspects of product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the conduct or availability of results of clinical trials may be impacted by, or delayed or may never occur as a result of, unavailability of resources, actions or inaction by our present or future collaboration partners, insufficient enrollment in such trials or unanticipated safety issues; and a XOMA 052 partnership may not be entered into in the timeframes indicated or at all.

These and other risks, including those related to in ability to comply with NASDAQ’s continued listing requirements; the generally unstable nature of current economic conditions; the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; market demand for products; scale up and marketing capabilities; competition; international operations; share price volatility; XOMA’s financing needs and opportunities; and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA’s prospects.

SOURCE: XOMA Ltd.

Tables follow –

XOMA Ltd.

Company and Investor Contact:

Carol DeGuzman

510-204-7270

deguzman@xoma.com

Porter Novelli Life Sciences

Media Contact:

Carolyn Hawley

619-849-5375

chawley@pnlifesciences.com

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2008	2009	2008
Revenues:
License and collaborative fees	$14,546	$14,900	$43,822	$16,366
Contract and other revenue	6,830	15,745	25,492	30,473
Royalties	221	6,275	29,116	21,148

Total revenues	21,597	36,920	98,430	67,987

Operating expenses:
Research and development	14,659	20,132	58,131	82,576
Selling, general and administrative	4,764	5,161	23,736	24,145
Restructuring	—	—	3,603	—

Total operating expenses	19,423	25,293	85,470	106,721

Income (loss) from operations	2,174	11,627	12,960	(38,734)
Other income (expense):
Investment and interest income	2	62	49	859
Interest expense	(110)	(2,042)	(4,888)	(7,002)
Loss on debt extinguishment	—	—	(3,645)	(652)
Other income (expense)	561	(48)	1,801	(99)

Net income (loss) before taxes	2,627	9,599	6,277	(45,628)
Provision for income tax expense (benefit)	(356)	(383)	5,727	(383)

Net income (loss)	$2,983	$9,982	$550	$(45,245)

Basic and diluted net income (loss) per common share	$0.01	$0.07	$—	$(0.34)

Shares used in computing basic net income (loss) per common share	199,708	134,906	164,900	132,928

Shares used in computing diluted net income (loss) per common share	204,679	138,727	169,720	132,928

XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$23,909	$9,513
Short-term investments	—	1,299
Restricted cash	—	9,545
Trade and other receivables, net	7,231	16,686
Prepaid expenses and other current assets	1,012	1,296
Debt issuance costs	—	365

Total current assets	32,152	38,704
Property and equipment, net	20,270	26,843
Debt issuance costs – long-term	—	1,224
Other assets	402	402

Total assets	$52,824	$67,173

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$2,942	$9,977
Accrued liabilities	8,629	4,438
Accrued interest	10	1,588
Deferred revenue	2,114	9,105
Warrant liability	4,760	—
Other current liabilities	223	1,884

Total current liabilities	18,678	26,992
Deferred revenue – long-term	2,894	8,108
Interest bearing obligations – long-term	13,341	63,274
Other long-term liabilities	385	200

Total liabilities	35,298	98,574

Shareholders’ equity (net capital deficiency)	17,526	(31,401)

Total liabilities and shareholders’ equity (net capital deficiency)	$52,824	$67,173